UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 1, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated March 5, 2015

•	Press Release dated March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	April 1, 2015	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

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NEWS RELEASE

Enbridge Optimizes Regional Oil Sands Infrastructure Expansions

Calgary, Alberta, March 05, 2015 – Enbridge Inc., (TSX, NYSE: ENB) announced today plans to optimize a previously announced expansion of its Regional Oil Sands System. The optimization, which has been agreed to with affected shippers, will involve capital cost savings of $0.4 billion in aggregate and lower tolls for the shippers, while maintaining attractive returns on the capital to be invested.

Projects involved in the optimization include the Athabasca Twin Project and the Wood Buffalo Extension Project. Following the optimization and finalization of scope and definitive cost estimates for the projects, Enbridge’s commercially secured expansion investments on its Regional Oil Sands System, in-service from 2014 to 2017, will total $5.6 billion. By 2017, Enbridge will connect 11 oil sands projects to regional hubs in Edmonton and Hardisty, Alberta.

“We continually work closely with our customers to ensure we’re meeting their market access needs through safe, reliable transportation solutions offered at the lowest practical cost,” said Guy Jarvis, President, Liquids Pipelines. “By combining the Wood Buffalo Extension Project and the Athabasca Pipeline Twin, we will be able to deliver significant toll savings to our shippers while meeting all our contractual commitments to them. At the same time, optimization of the projects is a more efficient use of capital for Enbridge and preserves attractive returns.”

The optimization involves:

•	Expansion of the Wood Buffalo Extension segment between Cheecham and Kirby Lake (approximately 100 km) from 30-inch diameter to 36-inch diameter;

•	Connection of the Wood Buffalo Extension to the 36-inch diameter Athabasca Twin at Kirby Lake;

•	Expansion of the Athabasca Twin from 450,000 barrels per day (bpd) to 800,000 bpd through additional horsepower.

The cost of the Wood Buffalo Extension at its reduced scope is expected to decrease to approximately $1.3 billion, from $1.8 billion before the optimization. The cost of the Athabasca Pipeline Twin is expected to increase from approximately $1.2 billion to approximately $1.3 billion.

Enbridge expects to file an amendment application with the Alberta Energy Regulator in the second quarter of 2015. The Wood Buffalo Extension, the Athabasca Pipeline Twin and the proposed Norlite Diluent Pipeline will be the conduit to ship diluent to, and blended bitumen from, the Fort Hills Mine project, which has an anticipated first oil date of Q4 2017.

Before Optimization	After Optimization

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past seven years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 11,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White	Adam McKnight
Media	Investment Community
(888) 992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Makes Formal Proposal to Transfer Canadian Liquids Pipeline Business and Renewable Energy Assets to Enbridge Income Fund

•	$17 billion book value of assets and $15 billion of secured growth projects under development proposed to be transferred

•	Accretion expected to add 10% to Enbridge adjusted earnings per share from 2015 through 2018

•	EIFH dividend growth rate expected to average 10% per year from 2015 to 2019

CALGARY, ALBERTA – March 31, 2015 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) (Enbridge or the Company) today announced that the Company delivered a formal proposal to the Boards of Enbridge Commercial Trust (ECT) and Enbridge Income Fund Holdings Inc. (TSX:ENF) (EIFH) to transfer Enbridge’s Canadian Liquids Pipelines business, comprised of Enbridge Pipelines Inc. (EPI) and Enbridge Pipelines (Athabasca) Inc. (EPA), along with certain renewable energy assets, to Enbridge Income Fund (the Fund).

The formal proposal follows the December 3, 2014 announcement of the proposed Canadian restructuring plan. The general terms and projected financial outcomes of the proposed transfer are substantially consistent with those originally described in that announcement.

The transaction is anticipated to provide Enbridge with an alternate source of lower-cost funding through which to support enterprise-wide growth initiatives and is expected to be accretive to Enbridge earnings per share by approximately 10% per year on average from 2015 to 2018. It would also be transformational for the Fund, significantly increasing its business scale and scope, providing a highly transparent source of long-term growth. Based on Enbridge’s planning and financing assumptions, EIFH’s dividend is expected to be increased by approximately 10% on closing of the transfer in mid-2015, and by a further 10% at the beginning of 2016 and each year thereafter through 2019. The dividend growth subsequent to the initial transfer would be driven by a combination of the substantial organic growth within the business being transferred, and by EIFH increasing its ownership in the Fund over time.

“This is an important step forward in the execution of the Canadian restructuring plan,” said Al Monaco, Enbridge Inc. President and Chief Executive Officer. “Our program to optimize our cost of capital for the benefit of our investors is on track.”

The proposed transfer was approved in principle by Enbridge’s Board of Directors in December 2014 but remains subject to finalization of internal reorganization steps and a number of internal and external consents and approvals, including all necessary shareholder and regulatory approvals and final approval of definitive transfer terms by the Enbridge Board. The transfer also remains subject to approval by the Boards of ECT and EIFH, following a recommendation by a joint special committee. The joint special committee has been established and is comprised of independent directors of EIFH and independent trustees of ECT and has engaged financial, technical, and legal advisors to support its assessment of the proposed transfer. Assuming all necessary consents and approvals are obtained, the transfer and initial investment by EIFH are targeted for completion by mid-2015. However, there can be no assurance that the planned restructuring will be completed in the manner contemplated, or at all, or that the current market conditions and Enbridge’s future forecast, based on such market conditions, will not materially change.

Further details of the Canadian restructuring plan and the Canadian Liquids Pipelines business and the renewable energy assets can be found in the December 3, 2014 news release.

Update on U.S. Restructuring Plan

Enbridge is also in the process of reviewing a potential parallel U.S. restructuring plan which would involve transfer of its directly held U.S. Liquids Pipelines assets to its U.S. affiliate, Enbridge Energy Partners, L.P. (EEP). This review has not yet progressed to a conclusion.

About Enbridge Inc.

Enbridge, a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past seven years. As a transporter of energy, Enbridge operates, in Canada and the United States, the World’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 2,200 MW (1,600 MW net) of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal facilities. Enbridge employs more than 11,000 people, primarily in Canada and the United States and is ranked as one of Canada’s Top 100 Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expectations regarding the restructuring, revised dividend payout policy and earnings per share guidance, including the negotiation of definitive terms, satisfaction of conditions and the obtaining of consents and approvals required to complete the restructuring; effect, results and perceived benefits of the restructuring; expected timing and completion of the restructuring and revised dividend payout policy; impact of the restructuring, revised dividend payout policy and adjusted earnings guidance on the Company’s future cash flows and capital project funding; and future equity and debt offerings, debt exchange transactions and proposed financing of the restructuring.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual

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results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: expected timing and terms of the restructuring; anticipated completion of the restructuring; adoption of the revised dividend policy; receipt of regulatory, shareholder and third party consents and approvals with respect to the restructuring; impact of the restructuring and revised dividend policy on the Company’s future cash flows and capital project funding; impact of the restructuring and revised dividend policy on the Company’s credit ratings; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; estimated future dividends; debt and equity market conditions; expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather. Assumptions regarding the expected supply of and demand of crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on the restructuring and revised dividend policy, including estimated completion date and expected future cash flows, include: expected earnings/(loss) or adjusted earnings/(loss) of the Company and EIF; expected earnings/(loss) or adjusted earnings/(loss) per share or unit of the Company and EIF; expected future cash flows of the Company and EIF; estimated future distributions of EIF; expected market conditions; and the ability of EIFH to access capital markets on favourable terms or at all.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the restructuring, revised dividend policy, adjusted earnings guidance, operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Readers should be cautioned that there is no assurance that the planned restructuring will be completed in the manner contemplated, or at all, or that the current market conditions and the Company’s assumptions and forecasts based on such market conditions will not materially change.

NON-GAAP MEASURES

This news release contains references to non-GAAP measures, including adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A. Management believes the presentation of non-GAAP measures such as adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, including setting the Company’s dividend payout target, and to assess the performance of the Company. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that

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have a standardized meaning prescribed by accounting principles generally accepted in the United States of America (U.S. GAAP) and are not considered U.S. GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations for a reconciliation of the U.S. GAAP and non-GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White	Adam McKnight
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

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